FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 7, 2015

Commission File Number      001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the change of the President” dated October 7, 2015.

2.	Taiwan Stock Exchange filing entitled, “To announce top level personnel changes” dated October 7, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 7, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

October 7, 2015

English Language Summary

Subject: To announce the change of the President

Regulation:	Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2015/10/07

Contents:

1. Date of the board of directors resolution or date of occurrence of the change:2015/10/07

2. Name and resume of the replaced general manager:

Mr. Shuang-Lang (Paul) Peng, Chairman and President

3. Name and resume of the new general manager:

Mr. Kuo-Hsin (Michael) Tsai, Senior Vice President

4.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):position adjustment

5. Reason for the change: position adjustment

6. Effective date of the new appointment: 2015/11/01

7.Any other matters that need to be specified:

Effective since November 1st, 2015, Mr. Shuang-Lang (Paul) Peng is the Chairman and CEO and Mr. Kuo-Hsin (Michael) Tsai is the President and COO.

Item 2

AU Optronics Corp.

October 7, 2015

English Language Summary

Subject: To announce top level personnel changes

Regulation:	Published pursuant to Article 4-8 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2015/10/07

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer): CEO, COO, CSO, Financial Officer, Accounting Officer

2. Date of occurrence of the change: 2015/10/07

3. Name, title, and resume of the replaced person:

CEO: N.A.

President: Mr. Shuang-Lang (Paul) Peng, Chairman and President

COO: N.A.

CSO: N.A.

CFO and Financial Officer: Mr. Andy Yang, Vice President and CFO

Accounting Officer: Mr. Andy Yang, Vice President and CFO

4. Name, title, and resume of the replacement:

CEO: Mr. Shuang-Lang (Paul) Peng, Chairman and President

President and COO: Mr. Kuo-Hsin (Michael) Tsai, Senior Vice President

CSO: Mr. Andy Yang, Vice President and CFO

CFO and Financial Officer: Mr. Benjamin Tseng, Associate Vice President

Accounting Officer: Mrs. Eunice Lin, Director of Accounting

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6. Reason for the change: position adjustment

7. Effective date: 2015/11/01

8. Any other matters that need to be specified: None